October 12, 2015

Via EDGAR

Jennifer Gowetski

Special Counsel

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Washington, D.C.

Re: QMC Systems, Inc.

Registration Statement on Form S-1

Filed August 6, 2015

File No. 333-206157

Dear Ms. Gowetski:

On behalf of QMC Systems, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1.	Please supplementally provide us with copies of all written communications, as defined 1.in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Registrant has not provided, nor has it authorized anyone to provide on its behalf, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Registrant will supplementally provide the Staff with such written communications in the future if the Registrant becomes aware that such written communications are provided.

2.	Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

We note that the purpose of your business is to provide education and consulting services to foreign investors. In addition, you have no revenues or operations, and you indicate that you will require $825,000 in additional financing. It is uncertain from your disclosure whether the company will be able to implement a business plan. Furthermore, the company appears to lack a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Response:

The Company is not a blank check company as defined by Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”).

Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  In this case, the Company has a specific plan and purpose which does not include plans to merge with an unidentified company or companies.   The Company’s business purpose and specific plan is to engage in the business of providing general contracting services as it has done for more than a decade.  In addition, the Company plans to expand its services to providing  renovations and upgrades to selling homeowners at no upfront cost upon agreement that we will get paid through escrow upon the sale of the property.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced .....”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.  Please note that Securities Act Release No. 6932 does not require that the company have adequate capital to fund its operations.

Because we have a specific business plan for our operation as shown in the “plan of operation section” the Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

The Company has a very specific business purpose and a bona fide plan of operations which involves providing educational and consulting services to foreign investors seeking to make investments in the U.S. real estate market. These matters are described in the section of the Prospectus entitled “Business Overview” as well as in the MD&A and the “Plan Of Operation” section. Limited resources do not change the fact that the Company has a specific business plan that it is attempting to implement. The Company also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, although the Company does not generate revenue yet, its president and CEO has undertaken several significant steps towards making the company operational. These steps include preparing educational and marketing material, forging relationships and alliances with investment advisers, and engaging potential clients.

In light of the above facts, the Company, because of its specific business plan, is not a blank check company but is an early stage development company. Per Staff’s request, the Cover Page of the prospectus has been updated to state that the Company is not a “blank check company” and has no intention to engage in a business combination.

Prospectus Cover Page

3.	We note that this is a “best efforts” offering. Please revise to disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K.

Response:

The Registrant has revised its disclosure to reflect the net proceeds that will be received via the offering. The following text has been added: “QMC Systems, Inc (“we”, “us”, or the “Company”) is offering for sale a maximum of 4,125,000 shares of its common stock, par value $0.0001 per share, at the price of $0.20 per share. There is no minimum number of shares that must be sold by us for the offering to close, and therefore we may receive no proceeds to very minimum proceeds from the offering. The aggregate offering price of all securities sold under this prospectus may not exceed $825,000. The offering will commence on the effective date of this prospectus and will terminate as of the earlier date of the sale of the maximum shares offered hereunder or the passing of 365 days.”.

Risk Factors

Risks Related to Our Business, page 10

We may not be able to compete effectively…, page 10

4.	In light of your disclosure that you currently have no assets or operations, please revise the risk factor and subcaption to capture a more accurate current risk. Please make conforming changes throughout this section.

Response:

The Registrant has amended its disclosures to discuss a more accurate current risk in light of its lack of assets and operations.

Risk Factors

Our lack of history makes evaluating our business difficult, page 11

5.	In the last sentence of this section you disclose that you expect that your future annual growth rate in revenues will be moderate and likely be less than the growth rates experienced in the early part of your history. This statement does not appear to be appropriate since you have never had revenues and thus no revenue growth. Please revise to be reflective of your company.

Response:

The Registrant has revised its disclosure to accurately reflect the risk being disclosed herein.

Our management has limited experience in managing the day to day operations…, page 13

6.	Please revise this subcaption to clarify, if true, that management does not have any public company experience or advise.

Response:

The Registrant has revised its disclosure to accurately reflect its management’s lack of experience. The following text has been added: “Our management has no experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our company.”.

Risks Related to the Market for our Stock

Our Chief Executive Officer and Director owns a significant percentage…, page 17

7.	Please revise the subcaption to clarify Ms. Bell’s ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please revise this risk factor and the subcaption, to clarify, if true, that Ms. Bell exercises complete control over the company and has the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to herself; (ii) employment decisions, including her own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Response:

The Registrant has revised its risk factor disclosures to clarify that Ms. Bell exercises complete control over the company and has the ability to make decisions including the issuance of stock, employment decisions, and whether to enter into business combination or other transactions without seeking shareholder approval. The following text has been added: “Our current management can exert significant influence over us and make decisions that are not in the best interests of all stockholders, including entering into a business combination without seeking shareholder approval.  Our Chief Executive Officer and Director, Renae Bell, owns all of our outstanding voting securities and will exercise complete control over the Company and have the ability to make decisions regarding whether to issue common stock and preferred stock (including to herself), make employment decisions, including their own compensation arrangements and whether to enter into material transactions with related parties.

Prior to the closing of this offering, Renae Bell, our Director, President and Chief Executive Officer, owned all of our outstanding shares of common stock.  After this offering, she will continue to own 54.79% of all outstanding stock even if the maximum number of shares is sold in the offering.  As a result, Ms. Bell will continue to be able to assert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any change in control.  This concentration of ownership of our outstanding shares of common stock could have the effect of delaying or preventing a change in control, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control.  This, in turn, could have a negative effect on the market price of our common stock.  It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.  Moreover, the interests of the owners of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, could cause us to enter into transactions or agreements that we would not otherwise consider. Ms. Bell will exercise complete control over the Company and have the ability to make decisions regarding whether to issue common stock and preferred stock (including to herself), make employment decisions, including their own compensation arrangements and whether to enter into material transactions with related parties.

”.

Use of Proceeds, page 19

8.	Please disclose the order of priority of the use of proceeds if less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

Response:

The Registrant’s disclosures contain a discussion of the order of priority for the use of proceeds if less than the maximum is raised. See “Use of Proceeds” at pages 19-20.

Dilution, page 21

9.	It appears that you use terms such as, pro forma as adjusted net tangible book value per share and adjusted net tangible book value to refer to post offering net tangible book value per share and post offering net tangible book value, respectively. Please revise so that you use consistent terminology when referring to the same item.

Response:

The Registrant has revised its disclosures to use consistent terminology when referring to the same item.

10.	It appears that your net tangible book value as of May 31, 2015 and your post offering net tangible book values do not include cash and cash equivalents of $325 as of May 31, 2015. Please revise or advise.

Response:

The Registrant has amended its net tangible book value and post offering net tangible book values throughout its dilution table to include cash and cash equivalents of $325 as of May 31, 2015.

11.	It appears that the post offering net tangible book value amounts shown in the table are before deduction of offering expenses and not after as stated in the paragraph preceding the table. Please revise or advise. Please also revise the amounts disclosed in the paragraph following the table, as applicable.

Response:

The Registrant has revised its disclosures to accurately reflect that the post offering net tangible book value amounts shown in the table are before deduction of offering expenses.

Business Operations, page 24

General

12.	Please revise your disclosure here to more fully describe your current activities, including the development of business model. See Item 101(h) of Regulation S-K.

Response:

The Registrant has revised its disclosures to describe its current activities as a development stage company and the steps taken to develop its business model. The following text has been added: “. We plan to offer our clients a comprehensive array of services that will educate them about the current climate of potential non-traditional investments (e.g. small business; real estate) and put them in touch with trusted parties that can help them with those investments (accounts, real estate brokers). By providing this largely untapped section of the market with comprehensive training and service, we will generate new clients through referrals from satisfied clients.”.

Revenues, page 24

13.	Please supplement your disclosure to more specifically describe the tiered monthly fees you intend to charge and the differences between tiers, as applicable.

Response:

The Registrant has amended its disclosures to describe the tiered monthly fees it plans to charge and the difference in service between those tiers. The following text has been added: “We will offer our base service to clients as requiring a one-year contract, a nominal set up fee of $250, and a $35 monthly fee. This service will allow clients to access to the personal investment network of our President and CEO, as well as provide access to various educational materials that will be created by our CEO. These materials will assist clients in learning about the U.S. real estate market and the basics of investing in U.S. companies. We plan to charge an additional $1,000 per month for clients who prefer a higher level of access and specialized service from our CEO.”.

Target Markets and Marketing Strategy, page 25

14.	Please revise to more specifically describe the “comprehensive array of services” that you intend to provide.

Response:

The Registrant has revised its disclosure to more specifically describe the services it intends to provide. The following text has been added: “We plan to offer them a comprehensive array of services that will educate them about the current climate of potential non-traditional investments (e.g. small business; real estate) and put them in touch with trusted parties that can help them with those investments (accounts, real estate brokers)”.

Directors, Executive Officers, Promoters, and Control Persons, page 27

15.	Please supplement Ms. Bell’s biographical disclosure to include her principal occupation and employment for the past five years, giving exact dates and titles. Please also expand your revised narrative to more specifically discuss Ms. Bell’s experience with offering guidance and advisory services to foreign investors looking to invest in the U.S. real estate market, including a more comprehensive discussion of “exclusive partnerships with specific Asian investment companies” referenced elsewhere in the prospectus.

Response:

The Registrant has revised its disclosure to more clearly state Ms. Bell’s recent experience and her experience that has led her to the formation of this company. The following text has been added: “In 1993 she became a consultant for Price Waterhouse, where she developed software systems to manage various business operations in addition to analyzing and improving operational procedures. In 1998, she became an IT manager at Syncor International, where she helped implement software systems and performed budget analysis. For the last 7 years she has been an independent consultant with QMC Consulting, offering guidance and advisory services to foreign investors looking to invest in the US real estate market – principally, the same field of business QMC Systems plans to operate in.”.

Additionally, the Registrant has revised its disclosure to remove any reference to exclusive partnerships with specific Asian investment companies.

16.	Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Bell should serve as a director.

Response:

The Registrant has revised its discussion to include the experiences and qualifications that led to the conclusion that Ms. Bell lead the company as a director. The following text has been added: “Ms. Bell’s recent successes in this field, as well as her business education and background, will allow her to guide the Company as a director. ”.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 30

17.	Please supplement your disclosure in this section to discuss the expected sources of funding with respect to each milestone. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response:

The Registrant has amended its disclosures to include the costs associated with each milestone and the consequences of the company being unable to raise sufficient funds to meet each milestone.

18.	Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

Response:

The Registrant has revised its disclosures to include a discussion of the going concern opinion and how the concerns raised in the opinion will impact its operations. The following text has been added: “We have a history of operating losses as we have focused our efforts on raising capital and building our services. The report of our independent auditors issued on our financial statements as of and for the period ended May 31, 2015 expresses substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our obtaining additional adequate capital to fund additional operating losses until we become profitable. If we are unable to obtain adequate capital, we could be forced to cease operations.”.

Result of Operations

For the period from April 17, 2015 (date of inception) through May 31, 2015, page 31

19.	Given your disclosure on page 19 regarding the use of proceeds, please tell us why $825,000 is the minimum amount you require from this offering to implement your plan of operations for the next twelve months.

Response:

The Registrant has revised its disclosure to accurately reflect the minimum required raise from this offering to implement its plan of operations for the next twelve months.

Controls and Procedures, page 31

20.	Please revise your filing to correct the date for which you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act, as it does not appear that you will be required to comply for the fiscal year ended December 31, 2015. Further, you disclose that you will retain your auditors to render an opinion on management’s report on internal controls. Given your status as an emerging growth company and a smaller reporting company, it does not appear that you will be required to obtain an auditor’s report on your management’s report of internal controls. Please confirm that you intend to obtain an audit of your internal control over financial reporting or revise. Please refer to Item 308 of Regulation S-K.

Response:

The Registrant has revised its disclosures to accurately reflect when it will need to comply with the internal control requirements of the Sarbanes-Oxley Act.

Additionally, the Registrant has removed any reference to obtaining an auditor’s opinion on management’s report on internal controls.

Development State and Capital Resources, page 32

21.	Please reconcile the amount of anticipated costs over the next twelve months to be a reporting public company of $25,000 with your disclosure on page 10 that you expect the costs of being a public company will be $20,000 annually and with the amounts of legal and accounting expenditures included in the use of proceeds table on page 19.

Response:

The Registrant has revised its disclosures throughout to reflect a consistent estimated annual cost of being a public company.

Report of Independent Registered Public Accounting Firm, page 35

22.	Please have your auditor revise the third paragraph to clearly indicate that your auditor is opining on the financial statements of QMC Systems, Inc.

Response:

The Registrant’s auditor has revised this error.

23.	We note from page 6 and throughout the filing that you are incorporated in Wyoming, your corporate office is located in Salem, Oregon, your only asset consists of cash, and you have no revenues. However, we note that your independent registered public accounting firm is located in New Delhi, India. Describe to us your selection of an audit firm and tell us how your auditor was able to conduct its audit of an Oregon company from India. Include a discussion of where the audit work was principally conducted, where you conduct your operations, where you maintain your records, and the nature of any association the company has with foreign operations, including operations in New Delhi, India.

Response:

The Registrant’s selection of an audit firm did not take into account its location, as all management and accounting records and documents were to be electronically delivered to our audit firm. Audit work was performed at our auditor’s primary office location in New Delhi, India, while our operations are conducted in Salem, Oregon. As any auditor we chose to work with would receive and review all documents and records electronically, there would have been no substantial difference between engaging a local auditor versus any other firm. The Registrant has no operations in New Delhi, India at present.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

24.	We note that you state that your revenue is derived from sales of products to distributors and consumers. Please revise your disclosure to include description of your intended revenue operations consistent with your plan of operations. Additionally, we note that you refer to SAB 101 and 104 in your revenue recognition policy. Please explain how your policy considered FASB 605-20-25 and why you refer to SAB 101 and 104.

Response:

The Registrant has revised its revenue recognition policy to substantially consider FASB ASC 605-15-25 and has removed reference to SAB 101, 104. The following text has been added: “Revenue is derived from fees charged for our education and consulting services. Revenue will be recognized  when earned, as reasonably determinable in accordance with Financial Accounting Standards Board Accounting Standards Policy (“ASP”) 605-15-25, “Revenue Recognition.”

The following are the conditions that must be met in order to recognize revenue in accordance with ASP: (i) the buyer’s price is fixed or determinable as of the date of sale (presumably via executed final contract); (ii) the buyer has paid or is obligated to pay the seller based on nothing except the delivery of the product or performance of the service (i.e. cannot be contingent on any other future events); (iii) the buyer’s obligation to pay the seller changes only if the product is returned to the seller or service is not fully performed (e.g. theft, damage, or loss of product; or dissatisfaction with the service does not negotiate buyers obligation); (iv) the buyer acquiring the product or service must have economic substance outside of the product or service provided by the seller (that is, the buyer cannot be a simple re-seller established by the seller for the purpose of what would amount to inflating recognized sales); (v) the sellers obligation to the buyer significantly ends at delivery (the seller cannot be obligated to direct buyers to the seller, substantially advertise/distribute for the seller, etc). ”.

Note 4. Related Party Transactions, page 46

25.	Please revise the note to disclose the issuance of shares to the company’s chief executive officer. Please refer to ASC 850-10-50.

Response:

The Registrant has revised the note to disclosure the issuance of shares to the Company’s Chief Executive Officer. The following text has been added: “On May 29, 2015 the Company issued 5,000,000 of its authorized common stock to Renae Bell for $500.00.”.

Note 7. Net Income (Loss) Per Share, page 47

26.	Please revise to remove the reference to Harmonie Mineral Resources.

Response:

The Registrant has revised its disclosures to remove references to Harmonie Mineral Resources.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page 49

27.	Please disclose the date of the sale of shares to your CEO and the consideration paid for such shares. Refer to Item 701 of Regulation S-K.

Response:

The Registrant has revised the disclosure to note the issuance of shares to the Company’s Chief Executive Officer and consideration received in exchange for those shares. The following text has been added: “On May 29, 2015 the Company issued 5,000,000 of its authorized common stock to Renae Bell in exchange for $500.00. ”.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

QMC Systems, Inc.